UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Appreciate Holdings, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

03832J 106
(CUSIP Number)

C/O APPRECIATE HOLDINGS, INC. 6101 BAKER ROAD, SUITE 200 Minnetonka, MN 55345 Telephone Number: (952) 470-8888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03832J106	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lake Street Landlords, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,132,807
	8	SHARED VOTING POWER 21,466,227 (1)
	9	SOLE DISPOSITIVE POWER 20,132,807
	10	SHARED DISPOSITIVE POWER 21,466,227 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,116,140 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.43%(1)
14	TYPE OF REPORTING PERSON* (see instructions) IV

(1)	Please see Item 5

CUSIP No. 03832J106	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LSS Sustainable SPAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,333,420
	8	SHARED VOTING POWER 21,466,227 (1)
	9	SOLE DISPOSITIVE POWER 1,333,420
	10	SHARED DISPOSITIVE POWER 21,466,227 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,116,140 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.43%(1)
14	TYPE OF REPORTING PERSON* (see instructions) IV

(1)	Please see Item 5

CUSIP No. 03832J106	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Laurence
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,649,913
	8	SHARED VOTING POWER 2,649,913 (1)
	9	SOLE DISPOSITIVE POWER 2,649,913
	10	SHARED DISPOSITIVE POWER 2,649,913 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,116,140 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.43%(1)
14	TYPE OF REPORTING PERSON* (see instructions) IN

(1)	Please see Item 5

CUSIP No. 03832J106	13D	Page 5 of 10 Pages

Item 1. Security and Issuer.

This statement relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Appreciate Holdings, Inc., a Delaware corporation (formerly known as PropTech Investment Corporation II (“PTIC II”)) (the “Company”). The Company’s principal executive offices are located at 6101 Baker Rd, Suite 200, Minnetonka, MN 55345.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by (1) Lake Street Landlords, LLC, a Delaware limited liability company (“Lake Street”), (2) LSS Sustainable SPAC LLC, a Delaware limited liability company (“LSS”), and (3) Christopher Laurence. Lake Street, LSS and Mr. Laurence are collectively referred to herein as the “Reporting Persons.”

Lake Street and LSS (collectively, the “NPG Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Mr. Laurence is the Chief Executive Officer of the Company. Northern Pacific Growth Investment Partners, L.P. (“NPG LP”) is the managing member of both NPG Entities, and Northern Pacific Group GP I, LLC (“NPG”) is the general partner of NPG LP. The address of the principal business and office of each of the NPG Entities is 315 Lake St E, Ste 301, Wayzata, MN 55391.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were received as consideration in connection with a Business Combination (as defined below).

On November 29, 2022 (the “Closing Date”), the Company closed its business combination (the “Business Combination”) with Appreciate Intermediate Holdings, LLC, a Delaware limited liability company (“NewCo LLC”), pursuant to that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), dated as of May 17, 2022, by and among (i) PTIC II, (ii) RW National Holdings, LLC, a Delaware limited liability company (“Renters Warehouse”), and Lake Street, in its capacity as the representative of applicable Renters Warehouse unitholders.

Pursuant to the Business Combination Agreement, PTIC II formed NewCo LLC for purposes of consummating the transactions contemplated by the Business Combination Agreement. Each share of PTIC II Class B Common Stock (“PTIC II Class B Common Stock”) that was issued and outstanding immediately prior to the Closing was converted into one (1) share of PTIC II Class A Common Stock (“PTIC II Class A Common Stock”). The Proposed Appreciate Charter (as further discussed below) and the Proposed Appreciate Amended and Restated Bylaws (as further discussed below) became the Governing Documents (as defined in the Business Combination Agreement) of PTIC II, and PTIC II changed its name to “Appreciate Holdings, Inc.” in accordance with the Business Combination Agreement. Upon Closing, current Renters Warehouse unitholders (“Rolling Renters Warehouse Unitholders”) contributed all of their current Renters Warehouse units (“Existing Renters Warehouse LLC Interests”) to NewCo LLC in exchange for non-voting NewCo LLC Class B Units (“NewCo LLC Class B Units”), the NewCo LLC Agreement was amended and restated in the required form, PTIC II contributed the Closing Date Contribution Amount to NewCo LLC, in exchange for NewCo LLC Class A Units (“NewCo LLC Class A Units”), and the unitholders of NewCo LLC (other than PTIC II) received a number of shares of Appreciate Class B Common Stock (the “Appreciate Class B Common Stock”) equal to 31,200,000 NewCo LLC Class B units, (the “Transaction Equity Security Amount”), on the terms and conditions set forth in the Business Combination Agreement. The Reported Persons described herein received Appreciate Class B Common Stock as a result of the Business Combination.

The Business Combination was accomplished through an UpC structure, and the mix of consideration received reflects the implementation of such structure. Certain of the Reporting Persons are also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

This summary is qualified in its entirety by reference to the text of the Business Combination Agreement, which is included as Exhibits 1-6 and is incorporated herein by reference.

CUSIP No. 03832J106	13D	Page 6 of 10 Pages

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) As of the close of business on December 7, 2022, the Reporting Persons beneficially owned directly and/or indirectly the following shares:

Name of Investor	Amount Beneficially Owned (1)(2)	Percentage of Outstanding Shares	Sole Power to direct the vote, and sole power to dispose or to direct the disposition of	Shared Power to direct the vote, and sole power to dispose or to direct the disposition of
Lake Street Landlords, LLC (2)	20,132,807	42.93%	20,132,807	21,466,227
LSS Sustainable SPAC, LLC (2)	1,333,420	2.84%	1,333,420	21,466,227
Christopher Laurence (2)	2,649,913	5.65%	2,649,913	2,649,913

(1)	The Reporting Persons beneficially own in the aggregate 24,116,140 Shares, which represents approximately 51.43% of the Issuer’s outstanding Shares. The aggregate number and percentage (based on) of outstanding Shares owned beneficially by each Reporting Person are set forth on the respective cover page of this Schedule 13D on which each such Reporting Person is named, all of which are incorporated into this response by reference.
(2)	Appreciate Class B Common Stock will entitle the holder thereof to one vote per share and confer no economic rights on the holder thereof. Pursuant to the A&R LLC (as defined below), each NewCo LLC Class B Unit (together with one share of Appreciate Class B Common Stock for every NewCo LLC Class B Unit) is exchangeable for one share of Class A Common Stock, subject to certain restrictions set forth therein. NewCo LLC Class B Units of the Company do not expire. Subject to the terms of the A&R LLC, upon exchange of NewCo LLC Class B Units of the Company that are held by the holder thereof, an equal number of shares of Appreciate Class B Common Stock will be delivered to the Company and cancelled for no consideration.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

The Share numbers and percentages set forth in this Item 5(a) do not include any private or public warrants.

(c) As of November 29, 2022, Lake Street received 20,132,807 shares in Appreciate Class B Common Stock, LSS received 1,333,420 in Appreciate Class B Common Stock, and Mr. Laurence received 2,649,913 in Appreciate Class B Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any Reporting Person. The voting and dispositive power of Lake Street, LSS, and Mr. Laurence are described in Items 1 and 5(a), all of which is incorporated into this response by reference.

(e) Not applicable.

CUSIP No. 03832J106	13D	Page 7 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Tax Receivable Agreement

On November 29, 2022, in connection with the Closing, the Company entered into the Tax Receivable Agreement (the “Tax Receivable Agreement”) with the TRA Party Representative (as defined in the Tax Receivable Agreement) and the TRA Parties (as defined in the Tax Receivable Agreement).

Pursuant to the Tax Receivable Agreement, Appreciate will generally be required to pay the applicable TRA Parties) 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits (and any interest related thereto) and any interest amount thereon, that Appreciate (and any applicable subsidiaries thereof, if any) realizes, or is deemed to realize, as a result of certain tax attributes, including:

●	tax basis adjustments resulting from the Initial Sale (as defined in the Tax Receivable Agreement, if any), from certain redemptions of St. Cloud Capital Partners II SBIC, LP’s (“St. Cloud”) NewCo LLC Class B Units (if any), and from taxable exchanges of NewCo LLC Class B Units and/or Earn Out Units (if any) (each as defined in the Tax Receivable Agreement) (including any such tax basis adjustments resulting from certain payments made by Appreciate Holdings, Inc. under the Tax Receivable Agreement) acquired by Appreciate for Class A Common Stock and/or cash from a TRA Party pursuant to the terms of the A&R LLC (as defined below) or from St. Cloud (if any) and

●	tax deductions in respect of imputed interest deemed to be paid as a result of certain payments made under the Tax Receivable Agreement.

Under the Tax Receivable Agreement, Appreciate (and any applicable subsidiaries thereof, if any) will generally be treated as realizing a tax benefit from the use of a Tax Attribute (as defined in the Tax Receivable Agreement) on a “with and without” basis (subject to certain exceptions), thereby generally treating the Tax Attributes as the last item used; provided that, for purposes of determining any such tax benefit with respect to state and local income taxes, certain simplifying assumptions will be used. Payments under the Tax Receivable Agreement generally will be based on the tax reporting positions that Appreciate determines (with the amount of payments subject to the TRA Party Representative’s (as defined in the Tax Receivable Agreement) review and consent and the Reconciliation Procedures (as defined in the Tax Receivable Agreement)), and the IRS or another taxing authority may challenge all or any part of a position taken with respect to Tax Attributes or the utilization thereof, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by Appreciate (and any applicable subsidiaries thereof, if any) are disallowed, the TRA Parties will not be required to reimburse Appreciate for any excess payments that may previously have been made pursuant to the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, any excess payments made to such TRA Parties will generally be applied against and reduce any future cash payments otherwise required to be made by Appreciate Holdings, Inc. under the Tax Receivable Agreement to the applicable TRA Parties, if any, after the determination of such excess. As a result, in certain circumstances Appreciate could be required to make payments under the Tax Receivable Agreement in excess of Appreciate’s (and any applicable subsidiaries thereof, if any) actual savings in respect of the Tax Attributes.

The Tax Receivable Agreement provides that, in the event (such events collectively, “Early Termination Events”) that (i) Appreciate exercises its early termination rights under the Tax Receivable Agreement, (ii) Appreciate in certain circumstances, fails to make a payment required to be made pursuant to the Tax Receivable Agreement by its final payment date, which non-payment continues for three (3) months following such final payment date or (iii) Appreciate breaches (or is deemed to breach) any of its material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (ii) and, in the case of clauses (ii) and (iii), unless certain liquidity related or restrictive covenant related exceptions apply Appreciate’s obligations under the Tax Receivable Agreement will accelerate (or the TRA Party Representative may seek specific performance of the Tax Receivable Agreement) and, Appreciate will be required to make a lump-sum cash payment to all the TRA Parties equal to the present value, discounted at the Early Termination Rate (as defined in the Tax Receivable Agreement) as of and starting from the Early Termination Date (as defined in the Tax Receivable Agreement) of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to there being sufficient future taxable income of Appreciate (and any applicable subsidiaries thereof, if any) to fully utilize the Tax Attributes and that all NewCo LLC Class B Units that had not yet been exchanged for Class A Common Stock or cash are deemed exchanged. The lump-sum payment could be material and could materially exceed any actual tax benefits that Appreciate (and any applicable subsidiaries thereof, if any) realizes subsequent to such payment.

CUSIP No. 03832J106	13D	Page 8 of 10 Pages

As a result of the foregoing, in some circumstances (i) Appreciate Holdings, Inc. could be required to make payments under the Tax Receivable Agreement that are greater than or less than the actual tax savings that Appreciate Holdings, Inc. (and any applicable subsidiaries thereof, if any) realizes in respect of the Tax Attributes and (ii) it is possible that Appreciate Holdings, Inc. may be required to make payments years in advance of the actual realization of tax benefits (if any, and may never actually realize the benefits paid for) in respect of the Tax Attributes (including if any Early Termination Events occur). For example, assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after the closing of the Business Combination, the estimated TRA lump-sum payment would approximately be $50,436 depending on Appreciate Holdings, Inc.’s rate of recovery of the tax basis increases associated with the deemed exchange of the NewCo LLC Class B Units and/or Earn Out Units (if any) (other than those held by us). This estimated TRA lump-sum payment is calculated using a discount rate equal to 5.81% (utilizing a SOFR rate of 3.81%), applied against an undiscounted liability of approximately $82,202. If the TRA Parties were to exchange all of their NewCo LLC Class B Units (excluding any Earn Out Units), Appreciate Holdings, Inc. would recognize a deferred tax asset of approximately $32,706 assuming no valuation allowance is recorded and a related liability for payments under the Tax Receivable Agreement of approximately $82,202, assuming (i) that the TRA Parties redeemed or exchanged all of their NewCo LLC Class B Units and/or Earn Out Units (if any) on the Closing Date; (ii) no Earn Out Units were earned or vested as of the Closing Date (iii) a price of $10.00 per share; (iv) a constant combined effective income tax rate of 24.72%; (v) Appreciate Holdings, Inc. will have sufficient taxable income in each year to realize the tax benefits that are subject to the Tax Receivable Agreement; and (vi) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize (if any) will differ based on, among other things, the timing and amount of any taxable income, the timing of the exchanges, the price of the shares of Appreciate Class A Common Stock at the time of the relevant exchange, and the tax rates then in effect. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

It is more likely than not that the deferred tax assets will not be realized in accordance with ASC Topic 740, ‘Income Taxes’ (“ASC 740”). As such, Appreciate has reduced the full carrying amount of the deferred tax assets with a valuation allowance in the no redemption scenario. In the max redemption scenario the impact of deferred taxes is immaterial. Management will continue to monitor and consider the available evidence from quarter to quarter, and year to year, to determine if more or less valuation allowance is required at that time.

This summary is qualified in its entirety by reference to the text of the Tax Receivable Agreement, which is included as Exhibit 7 and is incorporated herein by reference.

CUSIP No. 03832J106	13D	Page 9 of 10 Pages

Investor Rights Agreement

On November 29, 2022, in connection with the Closing, Appreciate entered into the Investor Rights Agreement with the Sponsor, the other Founder Holders (as defined therein) and the Sellers (as defined therein), which provides that Appreciate will agree to register for resale certain shares of Class A Common Stock, par value $.0001 per share (the “Appreciate Class A Common Stock”) and other equity securities of Appreciate that are held by the parties thereto from time to time. The Investor Rights Agreement provides for underwritten offerings and piggyback registration rights, in each case subject to certain limitations set forth therein.

Under the Investor Rights Agreement, certain of the parties thereto agreed to a 180-day lock-up from the Closing, subject to certain limitations set forth therein.

This summary is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is included as Exhibit 8 and is incorporated herein by reference.

LLCA

On November 29, 2022, in connection with the Closing, the Limited Liability Company Agreement of NewCo LLC (the “LLCA”), dated as of immediately prior to the Closing, by and among NewCo LLC and NewCo LLC Unitholders thereto, was amended and restated to, among other things, reflect: (a) the consummation of the transactions contemplated by the Business Combination Agreement and the Ancillary Documents, (b) the Company’s designation as the sole Managing Member of NewCo LLC, and (c) the rights and obligations of the Members and other terms and provisions, as set forth in the amended and restated LLCA (the “A&R LLC”).

This summary is qualified in its entirety by reference to the text of the A&R LLC, which is included as Exhibit 9 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Business Combination Agreement, dated as of May 17, 2022, by and among PropTech Investment Corporation II, RW National Holdings, LLC, and Lake Street Landlords, LLC (Incorporated by reference to Exhibit 2.1 of the registrant’s Form 8-K filed with the SEC on May 17, 2022)

Exhibit 2	First Amendment to Business Combination Agreement, dated as of May 27, 2022, by and among PropTech Investment Corporation II, RW National Holdings, LLC, and Lake Street Landlords, LLC (Incorporated by reference to Exhibit 2.2 of the registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022)

Exhibit 3	Second Amendment to Business Combination Agreement, dated as of July 14, 2022, by and among PropTech Investment Corporation II, RW National Holdings, LLC, and Lake Street Landlords, LLC (Incorporated by reference to Exhibit 2.3 of the registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022)

Exhibit 4	Third Amendment to Business Combination Agreement, dated as of September 7, 2022, by and among PropTech Investment Corporation II, RW National Holdings, LLC, and Lake Street Landlords, LLC (Incorporated by reference to Exhibit 2.4 of the registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022)

Exhibit 5	Fourth Amendment to Business Combination Agreement, dated as of October 15, 2022, by and among PropTech Investment Corporation II, RW National Holdings, LLC, and Lake Street Landlords, LLC (Incorporated by reference to Exhibit 2.5 of the registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022)

Exhibit 6	Fifth Amendment to Business Combination Agreement, dated as of November 4, 2022, by and among PropTech Investment Corporation II, RW National Holdings, LLC, and Lake Street Landlords, LLC (Incorporated by reference to Exhibit 10.1 of the registrant’s Form 8-K filed with the SEC on November 10, 2022)

Exhibit 7	Tax Receivable Agreement, dated as of November 29, 2022, by and among Appreciate Holdings, Inc., the TRA Party Representative and the TRA Parties (Incorporated by reference to Exhibit 10.1 of the registrant’s Form 8-K filed with the SEC on December 5, 2022)

Exhibit 8	Investor Rights Agreement, dated November 29, 2022, by and among Appreciate Holdings, Inc., the Equityholder Representative, the Sponsor Representative, the Sponsors, the Sellers and the Other Holders (each as defined in the Investor Rights Agreement) (Incorporated by reference to Exhibit 10.2 of the registrant’s Form 8-K filed with the SEC on December 5, 2022)

Exhibit 9	Amended and Restated Limited Liability Company Agreement of Appreciate Intermediate Holdings, LLC, dated as of November 29, 2022 (Incorporated by reference to Exhibit 3.3 of the registrant’s Form 8-K filed with the SEC on December 5, 2022)

CUSIP No. 03832J106	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lake Street Landlords, LLC

Dated: December 9, 2022	By:	NORTHER PACIFIC GROWTH INVESTMENT PARTNERS, L.P.
	Its:	Managing Member

	By:	NORTHERN PACIFIC GROUP GP I, LLC
	Its:	General Partner

	By:	/s/ Scott Honour
	Name:	Its President
	Its:	President

LSS Sustainable SPAC LLC

	By:	NORTHER PACIFIC GROWTH INVESTMENT PARTNERS, L.P.
	Its:	Managing Member

	By:	NORTHERN PACIFIC GROUP GP I, LLC
	Its:	General Partner

	By:	/s/ Scott Honour
	Name:	Its President
	Its:	President

	By:	/s/ Christopher Laurence
	Name:	Christopher Laurence